20010780

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd., Suite 530 Rockville, MD

(No. and Street)

20850

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Goldwasser 917-213-4900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter CPA

(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Goldwasser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of February 27, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

...wasser Rochelle Lee
Notary Public, State of New York
No. 02GO6316599
Qualified in Westchester
Commission Expires 12/15/2022

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceros Financial Services, Inc.

Financial Statements

Year Ended

December 31, 2019

SEC ID 8-47955 Financial Statement and Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act as a Public Document

For the Year Ended December 31, 2019

CEROS FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2019

CONTENTS

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2018.

Glen Allen, Virginia
February 27, 2020

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and Cash Equivalents	$ 827,107
Receivable from Clearing Firm	26,098
Right of Use Asset - Net	421,962
Deposits with Clearing Firms	655,000
Accounts Receivable	515,330
Deferred Tax Asset	137,184
Prepaid Expenses and Deposits	82,188
Property and Equipment – Net	8,139
Total Assets	$2,673,008

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES

Accounts Payable and Accrued Expenses	$ 612,309
Operating Lease Liability	428,469
Settlement Payable	150,000
Total Liabilities	1,190,778

STOCKHOLDER'S EQUITY

Common Stock	1,150,000
Additional Paid in Capital	131,443
Preferred Stock	900,000
Accumulated Deficits	(699,213)
Total Stockholder's Equity	1,482,230
Total Liabilities and Stockholder's Equity	$2,673,008

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	$2,279,862
Managed Account Service Fees	49,924
Private Placements	493,500
Sale of Investment Company Shares	3,602,946
Other Advisory Income and Reimbursements	64,467
Interest and Dividends	43,849
Other Income	357,574
Total Revenue	6,892,122
EXPENSES	
Commissions and Other Compensation	2,195,872
Compensation and Benefits	836,159
Clearing, Transaction, and Related Costs	2,611,599
Private Placement Commissions	275,450
Commissions Paid to Affiliate	22,614
Business Development and Occupancy	499,048
Depreciation	6,520
Professional Fees and Other Operating Expenses	548,292
Dues and Subscriptions	50,580
Other Expense	12,924
Total Expenses	7,059,058
Net Loss before Benefit from Income Taxes	(166,936)
Benefit from Income Taxes	50,293
Net Loss	$ (116,643)

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Add'l Paid in Capital	Preferred Stock	Accumulated Deficits	Total
Balance January 1, 2019	$1,150,000	$131,443	$400,000	$(582,570)	$1,098,873
Issuance of Preferred Stock	0	0	500,000	0	500,000
Net Loss	0	0	0	(116,643)	(116,643)
Balance December 31, 2019	$1,150,000	$131,443	$900,000	$(699,213)	$1,482,230

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (116,643)
Adjustments to reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	6,520
Non-Cash Lease Expense	6,507
Deferred Income Taxes	(57,708)
Change in Assets and Liabilities	
Receivable from Clearing Firm	55,685
Accounts Receivable	(98,857)
Prepaid Expenses & Deposits	69,692
Accounts Payable and Accrued Expenses	(295,958)
Settlement Payable	(75,000)
Net Cash Used in Operating Activities	(505,762)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Preferred Stock	500,000
Net Cash Provided by Financing Activities	500,000
Net change in cash and cash equivalents	(5,762)
CASH AND CASH EQUIVALENTS	
Cash and Cash Equivalents, Beginning of the Year	832,867
Cash and Cash Equivalents, End of the Year	$ 827,107
Supplemental Cash flow information	
Cash paid for income taxes	$ 6,333

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc., a Maryland corporation, (the "Company") primarily engages in providing investment services to its clients on an application way basis. The Company operates as an introducing broker-dealer in which all brokerage activity is handled by a clearing broker-dealer, National Financial Services, LLC (NFS), under a fully disclosed clearing arrangement. As of July 1, 2019, the Company was acquired by DGB Holding, LLC (DGB) and 100% of the common stock was transferred for the purchase price of $1,405,315 (the Transaction). DGB made an accounting policy election to not push down the accounting impacts of the Transaction to the Company's accounting records for the year ended December 31, 2019. Prior to July 1, 2019, the Company was a wholly owned subsidiary of Ceros Holding, AG. The Company is a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Recognition

Commissions: The Company receives commissions for the sale of mutual funds and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Brokerage Fees: The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firm, NFS, and also by direct trades by Registered Representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Sale of Investment Company shares are fees generated from 12b-1 transactions earned on the funds of the Advisor as noted in the selling agreements between the Company and the Advisor. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Other Revenue: Managed Account Service (MAS) revenue is run through the Company as pass thru revenue with offsetting expenses. Other Advisory Income and Investments are billings to Registered Representatives for expense incurred by the Company and are to be paid back by the Registered Representative per the agreement between the Representative and the Company. Interest and Dividends are earned on Margin Debit Interest, Free Credit Interest and Escrow Interest of securities held in customer accounts. Other Income is miscellaneous fees that are collected by NFS from the client accounts held at NFS. Fees from these other revenue accounts are received throughout the year and are recognized in the period for which the services are provided.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2019:

Performance obligations satisfied at a point in time	$6,892,122
Performance obligations satisfied over time	0
	$6,892,122

The Company had no contract liabilities at January 1, 2019 or December 31, 2019. The Company recorded contract assets of $498,256 and $541,428 at January 1, 2019 and December 31, 2019, respectively. Contract assets are recognized as receivable from clearing firm and accounts receivable in the statement of financial condition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk – As of December 31, 2019, the Company held substantially all of its cash and cash equivalents with BB&T Bank. As of December 31, 2019, the Company had money in accounts at BB&T uninsured in the amount of $451,910 and money in a deposit account held at the Clearing Firm per the clearing agreement in excess of the insured amount of $400,000. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. If this institution fails under their obligations as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

Accounts Receivable – Trade Receivables recorded on the Company's statement of financial condition are cleared through NFS. Receivables from the NFS consist of the following: (i) Deposits with the Company's Clearing Agency to support the Company's trading activities and (ii) net settlement receivables for net profit earned as of December 31, 2019. Uncollectible Trade Receivables would be charged off the month in which it was determined that these receivables were not going to be collected, or charged off after six months, whichever is sooner. At December 31, 2019, management has determined that no allowance for uncollectible accounts is necessary.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment, net - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods, using useful lives of five years. Depreciation expense was $6,520 for 2019.

Depreciable Property as of December 31, 2019 were as follows:

Website	$ 51,109
Furniture and Equipment	121,442
Leasehold Improvement	11,342
Subtotal	183,893
Accumulated Depreciation	(175,754)
Property and Equipment, net	$ 8,139

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Guidance – In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a financed or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2019, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right of use asset and corresponding liability on the Company's statement of financial condition.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, *Income Taxes* (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 3 – RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Company's lease portfolio consists of two operating leases. One operating lease is for office space in Rockville, Maryland with a lease expiring December 31, 2024. The other operating lease is for a copier with a lease expiring March 31, 2024. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 5%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes. Cash paid for the amounts included in the measurement of the operating lease liability was $110,123 for the year ended December 31, 2019.

Future maturities of the operating lease liability as of December 31, 2019 are as follows:

Year	Amount
2020	$114,824
2021	118,085
2022	121,443
2023	124,902
2024	1,536
	480,790
Less: discount to present value	(52,321)
	$428,469

Rent expense for the year ended December 31, 2019 amounted to $108,108.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,127,674 which was $1,076,479 in excess of its required net capital of $51,195. The Company's ratio of aggregate indebtedness to net capital was 68.1 to 1.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2019, the Company recorded $22,614 as an expense under this agreement.

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has agreements with these affiliates where by expenses incurred by the Company on behalf of the affiliates will be paid back monthly. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The monthly allocations for the year ended December 31, 2019 were between $71,708 and $87,754 for Advisors Preferred, LLC and between $14,870 and $15,161 for AtCap Partners, LLC.

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $14,264 monthly.

NOTE 7 - CAPITAL STRUCTURE

As of December 31, 2019, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. During 2019, an additional 5,000 shares of Series A Preferred Stock were issued. There are 9,000 shares issued and outstanding at $100 per share as of December 31, 2019. There are no voting rights and no redemption rights associated with the Preferred Stock. The holders of the Preferred Stock were entitled to receive dividends at the rate of six percent (6%) per annum of the per share Original Issue Price. During 2019, the accrued and unpaid dividend was cancelled and the accrual of additional dividends were suspended.

NOTE 8 - PENSION PLAN

The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The company matched $61,333 for the year ended December 31, 2019.

NOTE 9 – INCOME TAXES

The following table presents the components of income tax expense for the year ended December 31, 2019:

Current tax expense	$ 7,415
Deferred tax benefit	(57,708)
Income tax (benefit)	$(50,293)

The tax effects of temporary differences that give rise to significant portions of deferred income taxes include unpaid dividends and the Company's net operating loss carryforward. For 2019, the Company has net operating loss carryforwards of approximately $504,000 which are set to expire starting in 2035 through 2037. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited by the Company's ability to generate future earnings and by limitations imposed due to certain changes in ownership.

The effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 2019 are as follows:

Deferred Tax Assets:	
Net Operating loss carryforward	$129,827
Deferred rent and fixed assets	7,357
Total deferred tax asset	$137,184

NOTE 10 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2019 were $2,548. This expense is included on the Statement of Operations in Professional Fees and Other Operating Expenses.

NOTE 11 – CONSENT ORDER

The Company came to a settlement with the State of New Hampshire that requires the Company to pay fees to the state for acts performed by a non-registered independent representative. There were no allegations or findings that Ceros violated any laws. The settlement requires the Company to pay an administrative fine of $300,000 and legal costs of $100,000 for a total of $400,000. The first two installments of $87,500 were made in November 2017 and June 2018, and a third installment of $75,000 was made in June 2019, with the remaining installments of $75,000 due by June 30, 2020, and June 30, 2021 and included in Settlement payable in the accompanying Statement of Financial Condition.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2020, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2019

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 1,425,605
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivables, Prepaids, Deposits, and PPE	297,903
Net Capital before Haircuts	1,127,702
Haircuts on Securities	28
Net Capital	$ 1,127,674

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 51,195
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 51,195
Excess Net Capital	$ 1,076,479
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 1,050,882

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 767,918
Percentage of Aggregate Indebtedness to Net Capital	68.1%

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2019

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Continued)

There are no differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2019. The following is a reconciliation of stockholders' equity and non-allowable assets as reported on the Company's unaudited FOCUS report as originally filed and computation as of December 31, 2019:

Total stockholders' equity per unaudited Focus Report	$1,425,605
Audit Adjustments: deferred tax benefit	56,625
Total stockholders' equity per audited Financial Statements	$1,482,230
Non-allowable assets per unaudited Focus Report	$ 297,903
Audit adjustments: deferred tax asset	56,625
Non-allowable assets per audited Financial Statements	$ 354,528

Schedule II – Computation for the Determination of the Reserve Requirements Pursuant to Rule 15(c)3-3 of the Securities & Exchange Commission

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ceros Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Ceros Financial Services, Inc. stated that Ceros Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ceros Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ceros Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 27, 2020

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

EXEMPTION REPORT

December 31, 2019

Ceros Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec 240.17a-d, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. sec 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. sec 240.15c3-3 under the following provisions of 17 C.F.R. sec 240.15c3-3(k):

   (k)Exemptions.

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Mark Goldwasser, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Ceros Financial Services, Inc.

Mark Goldwasser
Chief Executive Officer

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5) FOR AN INTRODUCING BROKER REGISTERED UNDER CFTC REGULATION 3.10

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2019 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 27, 2020